EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS, P.C.
805 Third Avenue
New York, New York  10022

June 15, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ryan Houseal, Attorney-Advisor

Re:	Network-1 Security Solutions, Inc.
Post-Effective Amendment No. 4 to
Form S-1 Registration Statement
SEC File No. 333-143710

Dear Mr. Houseal:

On behalf of our client, Network-1 Security Solutions, Inc. (the “Company”), we hereby submit for filing pursuant to the Securities Act of 1933, as amended, Post-Effective Amendment No. 4 on Form S-1/A Registration Statement (the “Registration Statement”). The following discussion in reference to the Registration Statement is in response to the Staff’s comment letter, dated May 23, 2011 (the headings and numbered paragraphs correspond to the headings and numbered paragraphs in the staff’s comment letter):

Post-Effective Amendment No. 4

General

1.  The financial statements included in the Registration Statement have been updated to include the three month period ended March 31, 2011 to comply with Rule 8-08 of Regulation S-X.

2.  Marked copies of the Registration Statement have been filed in accordance with the provisions of Rule 310 of Regulation S-T.

 The Company acknowledges the following as requested by the staff:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any comments or questions relating to this filing as soon as possible.

Sincerely,

                                                                                                 /s/  Sam Schwartz
                                                                                                Sam Schwartz

Ss:vc

cc:           Corey M. Horowitz, Chairman
  and Chief Executive Office